UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number:  000-17791

ATLANTA GOLD INC.

(formerly TWIN MINING CORPORATION)

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On May 28, 2007, Atlanta Gold Inc. issued a press release “Atlanta Gold Announces Engagement of Environmental Manager and Other Environmental Initiatives” which is attached

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

Date: June 8, 2007.

/s/ Bill Baird

Name:

Bill Baird

Title:

Director and

Interim CEO

NEWS RELEASE

May 29, 2007

Atlanta Gold Announces Engagement of Environmental Manager and Other Environmental Initiatives

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announced that Mr. Crellin Scott has joined the Company as Environmental Manager. Mr. Scott has extensive permitting experience with the U.S. Forest Service and with Idaho State agencies.  His career as an Environmental Engineer and Manager spans over 25 years with surface and underground mining operations.  During operations at the Black Pine heap leach mine in southern Idaho, he was named “Environmental Coordinator of the Year” by State and Federal Regulators.  Later, during reclamation and closure of that mine, he received the Land Stewardship Award from the U.S. Forest Service.

Mr. Scott has in-depth experience and training with the National Environmental Policy Act (NEPA) and has successfully interacted with other stakeholders of the mining business, maintaining strong relations with environmental groups and rural communities. He will develop and implement an Environmental Management System to ensure that the Company monitors environmental requirements and meets all compliance reporting requirements at its Atlanta Gold property (“Atlanta”) in Elmore County, Idaho.

The inclusion of Mr. Scott in the Company’s management team not only brings key environmental experience and management skills to the Company but also reflects its commitment to high standards of environmental stewardship and community relations.

Submission of Plans to the U.S. Forest Service

The Company has submitted the following plans to the U. S. Forest Service (“USFS”) for its review:

1.

Plan of Study for the Historic 900 Adit

This Plan of Study (“POS”) for the Historic 900 Adit describes test work undertaken by the Company at Atlanta over the past two years to develop a successful arsenic removal process for the water draining from the historic 900 Adit.  Construction of this active water treatment facility (WTF) at the historic 900 Adit was completed and consistently meeting water quality targets by December 31, 2006.

The POS also outlines future plans to test and evaluate a passive water treatment facility which will utilize wetlands to replace the existing active WTF and produce good quality water from that extracted from the historic underground mine workings. This passive long-term water treatment would ultimately become the only treatment required upon final closure at conclusion of mining and ore processing at Atlanta.

2.

Plan of Operations for 2007 Surface Drilling

The Plan of Operations for the 2007 Surface Drilling program predicts that use of the Company’s newly purchased Hagby diamond drill will minimize ground disturbance and the environmental impacts for each hole drilled at Atlanta.  This drill is much lighter and smaller than any drill previously used at Atlanta and it has an electric / hydraulic drive, which will significantly reduce noise levels.  The USFS will be closely monitoring exploration drilling, and working with the Company to minimize the environmental impacts.

Completion of Erosion and Sediment Control Plans

To comply with U.S. EPA guidelines for project site management, the Company completed two Erosion and Sediment Control Plans. The first was for the 2007 Surface Drilling Program, and the second was for the WTF at the Historic 900 Adit.  Employees participating in the exploration drilling and WTF activities have undergone recent training on “best management practices” for erosion prevention and site reclamation.  Monthly inspections will be carried out by Company supervisors at both exploration and WTF sites to monitor implementation of controls and effectiveness of such practices.  Crews will also receive seasonal training to adapt these controls and practices to changing weather conditions.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in Atlanta which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for the development of new mining projects.  Atlanta was historically mined from at least 24 underground adits when the gold price was US$20 - $35 per ounce.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

For further information contact:

Bill Baird                                                                                    Badshah Communications Group Ltd.

Interim CEO                                                                               Telephone: (604) 408-7522

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgold.com